Exhibit 4.15

LEASE AGREEMENT

THIS LEASE dated the 30 day of May, 2001, by and between:

LORRELLE S. JOHNSON and SHARON L. JOHNSON, of 3094 North Main Street Extension, Jamestown, New York 14701, hereinafter referred to as “Johnson,”

and

CLARK LABORATORIES, INC (dba: TRINITY BIOTECH USA), of P.O. Box 1059, Jamestown, New York 14702-1059, hereinafter referred to as “Trinity Biotech.”

W I T N E S S E T H:

That Johnson hereby demises and leases unto Trinity Biotech and Trinity Biotech rents from the Johnsons for the term and upon the rental payments hereinafter specified, a portion of the building located at 2901 Girts Road, Jamestown, New York (the “Building”), such portion consisting of twenty thousand nine hundred ninety-five (20,995) square feet of the second floor of said Building as designated in Schedule “A” attached hereto and made a part hereof (the “Premises”), together all appurtenances thereto, including the non-exclusive use of all driveways, parking areas and lawns adjacent thereto (the “Common Areas”) for access to the Premises.

1. TERM: The term of this rental agreement shall be for a period of five (5) years, commencing on the 1st day of July, 2001, and ending on the 30th day of June, 2006. The term of this rental agreement may be extended for up to two (2) additional terms of two (2) years each, at the election of Trinity Biotech, such election to be made by providing written notice to Johnson at least ninety (90) days prior to the expiration of the then current term.

2. RENT: The rent for the Premises shall be payable by Trinity Biotech to Johnson in equal monthly installments, due on or before the 1st day of each calendar month for the term hereof. payable at the offices of Johnson, or as may otherwise be directed by Johnson in writing:

From July 1, 2001 through June 1, 2006 – $2,886.81/Month

From July 1, 2006 through June 1, 2008 – $3,236.73/Month

From July 1, 2008 through June 1, 2010 – $3,499.17/Month

3. PEACEFUL POSSESSION: Johnson covenants that Trinity Biotech, upon paying said rental and performing the covenants and conditions contained in this Lease Agreement, including the strict compliance of Trinity Biotech with any requirements in regard to the use and occupancy of the premises herein, that Trinity Biotech shall and may peaceably and quietly have, hold and enjoy the Premises for the term aforesaid.

4. USE OF PREMISES: Johnson acknowledges and agrees that Trinity Biotech intends to use the Premises for product assembly, equipment maintenance, and storage purposes, in connection with Trinity Biotech’s business of manufacturing and distributing medical testing technology. Trinity Biotech covenants and agrees that Trinity Biotech shall obtain the prior written consent of Johnson for any uses of the premises that are materially different than those described in this paragraph, or, any uses which shall include the storage and/or use of any hazardous chemicals, substances or biological or biochemical or related materials, or any activities which shall require any administrative or governmental approvals or authorizations, the failure to obtain which would result in any penalty or liability to Johnson which consent shall not be unreasonably withheld.

5. SUB-LETTING AND ASSIGNMENT: Trinity Biotech shall not sublet the Premises, nor any portion thereof, nor shall this Lease Agreement be assigned by Trinity Biotech without the prior written consent of Johnson, such consent not to be unreasonably withheld; provided, however, that no such consent shall be necessary for an assignment of this agreement to a corporate affiliate having common ownership with Trinity Biotech, a wholly owned subsidiary of Trinity Biotech, or a successor by merger to Trinity Biotech.

6. CONDITION OF PREMISES: Trinity Biotech has examined the Premises and accepts it in its present condition, without any representations on the part of Johnson or its agents as to the present or future condition of Premises other than as provided herein. Trinity Biotech shall quit and surrender the Premises at the end of the demised term in as good condition as the reasonable use thereof will permit, except for ordinary wear and damage occurring during the term hereby demised.

7. ALTERATIONS. IMPROVEMENTS AND MAINTENANCE: Trinity Biotech shall not make any alterations, additions or improvements to the Premises without the prior written consent of Johnson; provided, however, that (a) such consent shall not be unreasonably witheld, and (b) Johnson has consented to those alterations, additions or improvements described in Schedule “B” attached hereto and made a part hereof which shall be at Trinity Biotech’s Expense.

Trinity Biotech shall at its expense keep the Premises in good condition, and shall redecorate, paint and renovate the Premises as may be necessary to keep it in repair and good appearance. It is further understood that any electrical, mechanical, or structural repairs or renovations which Trinity biotech shall deem necessary for its use of the Premises shall be subject to the written approval and consent of Johnson and will be completed in compliance with all building codes, as well as federal, state and local ordinances, regulations and statutes governing same. Failure to comply with any of these requirements shall be considered an immediate default pursuant to the terms of the Lease Agreement herein, and Johnson shall be entitled to any and all remedies set forth herein in regard to a default pursuant to the terms of this Lease Agreement.

Johnson shall, at their own expense, maintain, repair and, as provided herein, to replace, all exterior, mechanical and structural portions of the Building and the Common Areas and the Premises, including but not limited to, maintaining, repairing and replacing the roof, subfloor, exterior walls, ceilings, load-bearing columns, main sewer line, main water line, external electrical line, windows (other than as described in Schedule B), doors, loading platforms, loading docks, elevators, heating system (except any HVAC equipment installed by Trinity Biotech), plumbing system, electrical system, security system and sprinkler system. If Johnson fails to undertake such maintenance, repairs and replacements, the same may be done by Trinity Biotech at Johnson’s expense. For purposes of this paragraph, Johnson shall be obligated to replace a system, component or portion of the Building only if the repair thereof cannot ensure that the system, component or portion will continue for the term of this agreement to function at least as well as it does as of the commencement date of this lease agreement.

8. MECHAN1C’S LIENS: In the event any mechanic’s lien is filed against the premises as a result of the alterations, additions or improvements made by Trinity Biotech, and said lien is not paid or otherwise discharged within thirty (30) days after receipt of notice thereof by Trinity Biotech, Johnson at their option after thirty (30) days’ notice to Trinity Biotech, may terminate this Lease and may pay the said lien, without inquiring into the validity thereof, and Trinity Biotech shall forthwith reimburse Johnson the total expense incurred by Johnson in discharging said lien, as additional rent due and owing herein.

9. LIABILITY OF JOHNSON: Johnson shall not be responsible for the loss of or damage to property, or injury to persons, occurring in or about the Premises, by reason of any existing or future condition, defect, matter or thing in Premises, or the property of which the Premises are a part, or for the acts, omissions or negligence of other persons or tenants in and about the said property.

10. INDEMNIFICATION AND LIABILITY INSURANCE OF TRINITY BIOTECH: Trinity biotech agrees to indemnify and hold harmless Johnson from and against all claims, demands, actions, controversies and suits, whether groundless or otherwise, liabilities, losses, damage, costs, charges, counsel fees and other expenses of every nature and character (collectively), “losses” arising out of or resulting from Trinity Biotech’ s use and occupancy of the Premises herein. Furthermore, Trinity Biotech shall keep in full force and effect during the term of this Lease a commercial liability insurance coverage in the amount of Two Million Dollars ($2,000,000.00) in regard to its use and occupation of the Premises herein, and Trinity Biotech shall provide Johnson with proof of said commercial liability insurance coverage reflecting Johnson as an additional insured. Furthermore, said commercial liability insurance coverage shall provide that the insurance carrier be obligated to provide Johnson with at least thirty (30) days prior written notice of any cancellation of such commercial liability insurance coverage for non-payment or otherwise.

11. UTILITIES: The parties acknowledge that the utilities serving the Premises are or shall before the commencement of this lease be separately metered, and Trinity Biotech shall be responsible for payment of all utilities in regard to its use and occupancy of the Premises herein, including, but not limited to, electricity, gas and water. It is further understood that Johnson shall not be liable for any interruption or delay in any of the above services for any reason.

12. RIGHT TO INSPECT: Johnson, or their agents, shall have the right to enter the Premises with reasonable notice to Trinity Biotech, during normal working hours, to examine same, or to make such repairs, additions or alterations that it shall deem necessary for the safety, preservation or restoration of the improvements, or for the safety or convenience of the occupants or users thereof (there being no obligation, however, on the part of Johnson to make any such repairs, additions or alterations).

13. DAMAGE BY FIRE, EXPLOSION, THE ELEMENTS OR OTHERWISE: In the event of the destruction of the Premises or the building containing Premises by fire, explosion, the elements or otherwise during the term hereby created, or previous thereto, or such partial destruction thereof as to render the Premises wholly untenantable or unfit for occupancy, or should the Premises be so badly injured that same cannot be repaired within ninety (90) days from the happening of such injury, then the term hereby created shall, at the option of Johnson, cease and become null and void from the date of such damage or destruction, and Trinity Biotech shall immediately surrender Premises and all of Trinity Biotech’s interest therein to Johnson, and shall pay rent only pay rent only to the time of such surrender, in which event Johnson may re-enter and repossess the Premises thus discharged from this Lease and may remove all parties therefrom. Should the premised be rendered untenantable and unfit for occupancy, but yet be repairable within ninety (90) days from the happening of said injury, Johnson may enter and repair the same with reasonable speed, and the rent shall not accrue after said injury while the repairs are being made, but shall recommence immediately after said repairs shall be completed. But if the Premises shall be so slightly injured as not to be rendered untenantable and unfit for occupancy, then Johnson agrees to repair the same with reasonable promptness, and in that case the rent accrued and accruing shall not cease or terminate. Furthermore, Trinity Biotech shall immediately notify Johnson in case of fire or other damage to the Premises.

14. CONDEMNATION

If all of the Premises are taken under the power of eminent domain or conveyed under threat of condemnation proceedings, or if only a part of the Premises are so taken or conveyed and Trinity Biotech shall determine that the remainder is inadequate or unsatisfactory for it purposes, which determination shall not be arbitrarily or capriciously made, then in either event, this Lease shall terminate effective as of the date Trinity Biotech is required to give up the right to occupy or use any of the Premises. The termination of this Lease as provided above shall not operate to deprive Trinity Biotech of the right to make claim against the condemning authority for any damages suffered by Trinity Biotech, but Trinity Biotech shall have no right to make any claim against Johnson because of such termination, nor shall Trinity Biotech have any claim to any of the damages awarded to Johnson by the condemning authority.

If the Premises shall be partially taken under the power of eminent domain or conveyed under threat of condemnation proceedings and if such partial taking shall not render the Premises inadequate or unsatisfactory for Trinity Biotech’ s purpose, then this Lease shall continue in full force and effect and the rent and any additional rent shall be proportionately reduced.

15. OBSERVATION OF LAWS, ORDINANCES. RULES AND REGULATIONS: Trinity Biotech agrees to observe and comply with all of the laws, ordinances, rules and regulations of the federal, state, county and municipal authorities applicable to the business to be conducted by Trinity Biotech in the Premises. Trinity Biotech agrees not to do or permit anything to be done in Premises or keep anything therein which will increase the rate of fire insurance premiums on the improvements or any part thereof, or on property kept therein, or which will obstruct or interfere with the rights of other tenants, or conflict with the regulations of the fire department or with any insurance policy upon said improvements or any part thereof. Furthermore, Trinity Biotech warrants and covenants that it will be in compliance with all federal, state or local laws regulations, ordinances or orders or requirements governing the use, manufacture, sale, registration, reporting, treatment, discharge, release, emission, storage or disposal of chemicals, hazardous materials, pollutants, contaminants, toxic waste or solid waste, or otherwise pertaining to protection of the environment or protection of the public and/or employee health, including, but not limited to all laws and regulations governing the generation, collection, discharge, or disposal of hazardous waste and II laws and regulations with regard to record keeping, notification and reporting requirements respecting hazardous waste.

16. ENVIRONMENTAL MATTERS.

(a) Trinity Biotech will be solely responsible for and will defend, indemnify and hold Johnson, its agents, and employees harmless from and against any and all direct claims, costs, and liabilities, including attorney’s fees and costs, arising out of or in connection with the cleanup or restoration of the Premises associated with the Trinity Biotech’s, Trinity Biotech’s agents, employees, contractors or invitees use of Hazardous Substances.

(b) Johnson will be solely responsible for and will defend, indemnify, and hold Trinity Biotech, its agents, and employees harmless from and against any and all direct claims, costs, and liabilities, including attorney’s fees and costs, arising out of or in connection with the removal, cleanup, or restoration of the Premises with respect to Hazardous Substances from any and all sources other than those Hazardous Substances introduced to the Premises by Trinity Biotech, Trinity Biotech’s agents, employees, contractors or invitees.

(c) “Hazardous Substances” shall mean asbestos in a friable state or condition, non- contained polychlorinated biphenyls (“PCBs”), petroleum or petroleum products, and any hazardous waste, toxic substance or related material defined or treated as a “hazardous substance” or “toxic substance” (or comparable term) in the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. 9601, et seq.) (“CERCLA”), the Hazardous Materials Transportation Act (49 U.S.C. 1801, et seq.), The Resource Conservation and Recovery Act (42 U.S .C. 6901, et seq.) (“RCRA”), or any other presently existing and applicable federal, state or local statute, law or ordinance, and any rules and regulations promulgated thereunder.

(d) The obligations of this section shall survive the expiration or other termination of this Lease.

17. SIGNS: No sign, advertisement or notice shall be affixed to or placed upon any part of the Premises by Trinity Biotech, except in such manner, and of such size, design and color as shall be approved in advance in writing by Johnson.

18. SUBORDINATION OF MORTGAGES AND DEEDS OF TRUST: This Lease is subject to and is hereby subordinated to all present and future mortgages. deeds of trust and other encumbrances affecting the Premises or the property of which Premises are a part, and Trinity Biotech agrees to execute and deliver upon demand such instruments subordinating this Lease to any such lien or encumbrance as shall be required by Johnson; provided, however, that so long as Trinity Biotech is not in default under this Lease, Trinity Biotech shall continue undisturbed in its possession and enjoyment of the Premises. Johnson shall furnish Trinity Biotech with a non-disturbance agreement, in form and content acceptable to Trinity Biotech, from all present and future mortgagees of the Premises.

19. VIOLATION OF COVENANT: Incase of a violation by Trinity Biotech of any of the covenants, agreements and conditions of this Lease Agreement and upon failure to discontinue such violation within thirty (30) days after notice thereof, given to Trinity Biotech, this Lease shall thenceforth be terminated and Johnson may re-enter without further notice or demand. No waiver by Johnson of any violation or breach of condition by Trinity Biotech shall constitute or be construed as a waiver of any other violation or breach of condition, nor shall lapse of time after breach of a condition by Trinity Biotech before Johnson shall exercise its option under this paragraph operate to defeat the right of Johnson to declare this Lease null and void and to re-enter upon the Premises after said breach of violation.

20. BANKRUPTCY. INSOLVENCY OR ASSIGNMENT FOR BENEFIT OF CREDITORS: It is further agreed that if at any time during the term of this Lease Agreement Trinity Biotech shall make any assignment for the benefit of creditors, or be decreed insolvent or bankrupt according to law, or if a receiver shall be appointed for Trinity Biotech, then Johnson may, at their option, terminate this Lease, exercise of such option to be evidenced by notice to that effect served upon the assignee, receiver, trustee or other person in charge of the liquidation of the property of Trinity Biotech, but such tem1ination shall not release or discharge any payment of rent payable hereunder and then accrued, or any liability then accrued by reason of any agreement or covenant herein contained on the part of Trinity Biotech or Trinity Biotech’s legal representatives.

21. HOLDING OVER BY TRINITY BIOTECH: In the event that Trinity Biotech shall remain in the Premises after the expiration of the term of this Lease without having executed a new written Lease with Johnson, such holding over shall not constitute or renew an extension of this Lease. Johnson may, at their option, elect to treat Trinity Biotech as one who has not removed at the end of its term, and there upon be entitled to all of the remedies against Trinity Biotech provided by law in that situation.

22. INSTALLATION OF HVAC SYSTEM: Trinity Biotech expressly agrees that if any HVAC system shall be installed, this shall be completed by Johnson Air Design, Inc., with the expense to be paid by Trinity Biotech.

23. RIGHT OF FIRST REFUSAL FOR LEASED SPACE: It is expressly agreed by and between the parties that, should the existing lease on any other portion of the second floor of the Building, including the approximately 8,183 square feet of the Building currently being leased to Zurn Industries and noted accordingly on Schedule A, be terminated or expire on its own terms, then, in that event, Johnson shall extend to Trinity Biotech a right of first refusal during the term of this Lease Agreement herein for the additional space upon the same terms and conditions as set forth in the Lease Agreement herein, and subject to the same rental charge per square foot as set forth in the Lease Agreement herein. Notwithstanding the above, Johnson may renew the existing lease with the Ellicott volunteer fire department, and in the event of such renewal, Trinity’s right of first refusal shall be effective upon the termination or expiration of the renewed lease. It is expressly understood by and between the parties that from July 1, 2001 through June 30, 2006, the rental price shall be $1.65 per square foot; from July 1, 2006 through June 30, 2008, the rental price shall be $1.85 per square foot; and from July 1, 2008 through June 30, 2010, the rental price shall be $1.97 per square foot.

24. ENTIRE AGREEMENT: This Lease sets forth all of the covenants, promises, agreements, conditions and undertakings between Johnson and Trinity Biotech concerning the Premises, and shall inure to the benefit of and be binding upon the respective parties hereto and their respective heirs, executors, administrators, successors in interest and assigns.

25. CONSTRUCTION: This Lease and all of its terms covenants and conditions shall be construed in accordance with the laws of the State of New York.

26. NOTICES: Any notice under this Lease must be served by certified or registered mail, postage pre-paid, return receipt requested, addressed to the parties at their respective address set forth at the beginning of this Lease, or at such other address as the parties may designate by written notice, effective three (3) days after the date of such mailing.

27. MEMORANDUM OF LEASE: It is acknowledged and agreed that Trinity Biotech may, but shall not be required to, prepare and file at its own expense a memorandum of this Lease Agreement in the office of the Chautauqua County Clerk, and Johnson agree to execute same upon request.

IN WITNESS WHEREOF, Johnson and Trinity Biotech have caused this Lease to be duly executed by their duly authorized representatives on the date and year first above written.

/s/ LORRELLE S. JOHNSON
LORRELLE S. JOHNSON

/s/ SHARON L. JOHNSON
SHARON L. JOHNSON

CLARK LABORATORIES, INC. (dba: TRINITY BIOTECH, USA)

By:	/s/ William H. Reese, Jr.
William H. Reese, Jr.
Director of Corporat Finance

STATE OF NEW YORK	)
)SS:
COUNTY OF CHAUTAUQUA	)

On the 1st day of June, 2001, before me, a Notary Public in and for said State, personally appeared LORRELLE S. JOHNSON and SHARON L. JOHNSON, personally known to me or proved to me on the basis of satisfactory evidence to be the individuals whose names are subscribed to the within instrument and acknowledged to me that they executed the same in their capacities, and that by their signatures on the instrument, the individuals , or the person upon behalf of which the individuals acted, executed the instrument, and that such individuals made such appearance before the undersigned in the State of New York.

[ILLIGIBLE] Notary Public	Rachel 8 Nordine, 115000500 Notary Pubhc, Stair. of New York Quahf1ed m Chautau11ua County My Commission Expires Aur.ust 17, 20N-

STATE OF NEW YORK	)
)SS:
COUNTY OF CHAUTAUQUA	)

On the 1st day of June, 2001, before me, a Notary Public in and for said State, personally appeared William H Reese, as Director of Financial of Trinity Biotech USA, personally known to me or proved to me on the basis of satisfactory evidence to be the individual(s) whose name(s) are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their capacities, and that by his/her/their signature(s) on the instrument, the individual(s), or the person upon behalf of which the individual(s) acted, executed the instrument, and that such individual(s) made such appearance before the undersigned in the State of New York.

/s/Rachel B Nordine	Rachel B. Nordine, #5000500 Notary Pubhc, State of New York Quahhed m Chautau11ua County
Notary Public	vf.omm1 mn Exp11es August 17, 2Q))-.

Third Addendum to Lease Agreement

This Third Addendum is dated this 1st day of October 2008, by and between

LORRELLE S. JOHNSON and SHARON L. JOHNSON, 3094 North Main Street Ext.Jamestown, New York 14701 (hereinafter referred to as theJohnsons), and

CLARK LABORATORIES, INC. (d/b/a TRINITY BIOTECH USA), P.O. Box 1059, Jamestown, New York 14702 (hereinafter referred to as Trinity Biotech) .

Recitals

The parties hereto are parties to a certain Lease Agreement dated May 30, 2001, under which Trinity Biotech leased 29, 178 square feet of space from the Johnsons, a First Addendum to Lease Agreement under which Trinity Biotech leased additional space from the Johnsons on a month-to-month basis, a Second Addend um to lease agreement which changed certain terms of the lease.

It is intended that the Terms and Conditions of the underlying Lease Agreement, where not modified by the Addend ums to the Lease Agreement, will continue in full force and effect. It is also intended that the more current Addendums to the Lease Agreement shall amend the preceding Addendums thereto.

Now, Therefore, in consideration of the foregoing and upon the terms and conditions set forth herein, the parties agree as follows:

The first paragraph of the Lease Agreement will be replaced with the following:

The Johnsons hereby demise and lease to Trinity Biotech, and Trinity Biotech rents from the Johnsons, for the term and upon the rental payments hereinafter specified, all of the first floor and all of the second floor of the premises located at 2901 Girts Road in the Town of Ellicott, New York (the Premises ) , together with all appurtenances thereto, including the non-exclusive use of all drive-ways, parking areas, and lawns adjacent thereto (the Common Area) for access to the Premises.

Each paragraph of the Lease Agreement set forth below shall be replaced, in its entirety, with the following language:

2. RENT. The rent for the Premises shall be payable by Trinity Biotech to the Johnsons in equal monthly installments, due on or before the 1stday of each calendar month, for the term hereof, payable at the offices of the Johnsons, or as may otherwise be directed by the Johnsons in writing, as follows:

July 1, 2006, through June 30, 2008	$9,602.43 per month
July 1, 2008, through July 31, 2008	9,986.52 per month
August 1, 2008 through June 30, 2009	10,431.14 per month
July 1, 2009, through June 30, 2010	10,848.38 per month
July 1, 2010, through June 30, 2011	11,282.31 per month
July 1, 2011, through June 30, 2012	11,733.61 per month
July 1, 2012, through June 30, 2013	12,202.96 per month
July 1, 2013, through June 30, 2014	12,691.07 per month
July 1, 2014, through June 30, 2015	13,198.72 per month
July 1, 2015, through June 30, 2016	13,726.66 per month

29. OPTION TO LEASE ADDITIONAL SPACE. This paragraph intentionally deleted.

In Witness Whereof, the parties hereto have caused this Third Addendum to Lease Agree-ment to be duly executed by their duly authorized represe written.

/s/ Lorrell S. Johnson
Lorrell S. Johnson

/s/ Sharon L. Johnson
Sharon L. Johnson

CIARK LABORATORIES, INC.

(d/b/a TRINITY BIOTECH USA)

/s/ Beverly Isaman

STATE OF NEW YORK

:SS.

COUNTY OF CHAUTAUQUA:

On this         day of October, 2008, before me, the undersigned, a notary public in and for said state, personally appeared LORRELLE S. JOHNSON and SHARON L. JOHNSON, personally known to me or proved to me on the basis of satisfactory evidence to be the individuals whose names are subscribed to the within instrument and acknowledged to me that they executed the same in their capacities, and that by their signatures on the instrument, the individuals, or the person upon behalf of which the individuals acted, executed the instrument.

Notary Public

STATE OF NEW YORK

:SS.

COUNTY OF CHAUTAUQUA:

On this         day of October, 2008, before me, the undersigned, a notary public in and for said state, personally appeared                      , personally known to me or proved to me on the basis of satisfactory evidence to be the individual whose name is subscribed to the within instrument and acknowledged to me that he/she executed the same in his/her capacity, and that by his/her signature on the instrument, the individual, or the person upon behalf of which the individual acted, executed the instrument.

Notary Public